                                                                    EXHIBIT 99.1
                               BIOVAIL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        IN ACCORDANCE WITH CANADIAN GAAP
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                               SEPTEMBER 30,  December 31,
                                                   2000          1999
                                               (UNAUDITED)     (Audited)
                                               -------------  ------------
A S S E T S
CURRENT
  Cash and cash equivalents                      $ 348,702    $ 178,086
  Short-term investments                            49,169       65,893
  Accounts receivable                               86,224       60,571
  Inventories                                       23,533       12,701
  Assets held for disposal                             -         20,000
  Deposits and prepaid expenses                      4,955        3,172
                                                 ---------    ---------
                                                   512,583      340,423

LONG-TERM INVESTMENTS                                2,285           12
INVESTMENT IN IPL ACQUIRECO 2000 LTD. (Note 1)     141,500          -
CAPITAL ASSETS, net                                 48,834       45,300
OTHER ASSETS, net                                  205,543      249,402
                                                 ---------    ---------
                                                 $ 910,745    $ 635,137
                                                 =========    =========
L I A B I L I T I E S
CURRENT
  Accounts payable                               $  20,278    $  22,685
  Accrued liabilities                               27,090       31,107
  Income taxes payable                               8,364        3,585
  Customer prepayments                              10,467        4,962
  Future income taxes (Note 2)                       1,262          -
  Current portion of long-term debt                    512       12,016
                                                 ---------    ---------
                                                    67,973       74,355

FUTURE INCOME TAXES (Note 2)                         2,719          -
LONG-TERM DEBT                                         -        125,488
                                                 ---------    ---------
                                                    70,692      199,843
                                                 ---------    ---------

S H A R E H O L D E R S '   E Q U I T Y
  Convertible Subordinated Preferred
    Equivalent Debentures (Note 3)                 308,334          -
  Share capital                                    472,631      368,538
  Warrants                                           8,244        8,244
  Retained earnings                                 51,470       57,252
  Cumulative translation adjustment                   (626)       1,260
                                                 ---------    ---------
                                                   840,053      435,294
                                                 ---------    ---------
                                                 $ 910,745    $ 635,137
                                                 =========    =========

                                                                    EXHIBIT 99.1
                               BIOVAIL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                        IN ACCORDANCE WITH CANADIAN GAAP
                   (All dollar amounts except per share data
                  are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                       THREE MONTHS ENDED        NINE MONTHS ENDED
                                                          SEPTEMBER 30,            SEPTEMBER 30,
                                                     ----------------------    ----------------------
                                                        2000        1999          2000         1999
                                                     ---------    ---------    ---------    ---------
REVENUE                                              $  88,693    $  45,607    $ 198,282    $ 110,002
EXPENSES
  Cost of goods sold                                    16,798        8,946       41,371       21,833
  Research and development                              24,903        7,699       54,992       19,482
  Selling, general and administrative                   17,226        7,678       37,864       20,282
                                                     ---------    ---------    ---------    ---------
                                                        58,927       24,323      134,227       61,597
                                                     ---------    ---------    ---------    ---------
OPERATING INCOME                                        29,766       21,284       64,055       48,405
EQUITY LOSS                                                -           (361)         -           (361)
INTEREST INCOME (EXPENSE), net                           8,164       (2,722)      15,906       (8,171)
PREMIUM PAID ON EARLY EXTINGUISHMENT OF
  U.S. DOLLAR SENIOR NOTES                                 -            -        (20,039)         -
                                                     ---------    ---------    ---------    ---------
INCOME BEFORE INCOME TAXES                              37,930       18,201       59,922       39,873
PROVISION FOR (RECOVERY OF) INCOME TAXES
  (Note 2)                                              (4,562)       1,062       (8,768)       2,370
                                                     ---------    ---------    ---------    ---------
NET INCOME                                              42,492       17,139       68,690       37,503
INTEREST EXPENSE ON CONVERTIBLE SUBORDINATED
  PREFERRED EQUIVALENT DEBENTURES                       (9,127)         -        (19,021)         -
                                                     ---------    ---------    ---------    ---------
NET INCOME ATTRIBUTABLE TO COMMON
  SHAREHOLDERS                                       $  33,365    $  17,139    $  49,669    $  37,503
                                                     =========    =========    =========    =========
BASIC EARNINGS PER SHARE                             $    0.26    $    0.18    $    0.39    $    0.38
                                                     =========    =========    =========    =========
FULLY DILUTED EARNINGS PER SHARE                     $    0.23    $    0.15    $    0.36    $    0.34
                                                     =========    =========    =========    =========
S E G M E N T E D   I N F O R M A T I O N
REVENUE FROM EXTERNAL CUSTOMERS
  Product sales                                      $  50,296    $  28,730    $ 126,289    $  66,271
  Research and development                              33,284       12,240       61,567       27,592
  Royalty and licensing                                  5,113        4,637       10,426       16,139
                                                     ---------    ---------    ---------    ---------
                                                     $  88,693    $  45,607    $ 198,282    $ 110,002
                                                     =========    =========    =========    =========
SEGMENT OPERATING INCOME (LOSS)
  Product sales                                      $  30,134    $  14,421    $  68,520    $  30,255
  Research and development                               7,236        4,015        1,061        6,590
  Royalty and licensing                                  4,887        4,651       10,148       15,928
  Unallocated                                          (12,491)      (1,803)     (15,674)      (4,368)
                                                     ---------    ---------    ---------    ---------
                                                     $  29,766    $  21,284    $  64,055    $  48,405
                                                     =========    =========    =========    =========

                                                                    EXHIBIT 99.1
                              BIOVAIL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        IN ACCORDANCE WITH CANADIAN GAAP
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                                      NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                   ----------------------
                                                                      2000         1999
                                                                   ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                       $  68,690    $  37,503
  Depreciation and amortization                                       20,358        4,960
  Future income tax recovery (Note 2)                                (14,946)         -
  Premium paid on early extinguishment
    of U.S. Dollar Senior Notes                                       20,039          -
  Equity loss                                                            -            361
                                                                   ---------    ---------
                                                                      94,141       42,824
  Change in non-cash operating items                                 (35,037)      14,278
                                                                   ---------    ---------
                                                                      59,104       57,102
                                                                   ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to capital assets, net                                   (11,074)      (5,281)
  Investment in IPL Acquireco 2000 Ltd. (Note 1)                    (141,500)         -
  Maturity of short-term investments, net                             16,725          -
  Acquisition of long-term investments, net                           (2,273)         -
  Proceeds from assets held for disposal                              20,000          -
  Decrease in other assets                                               411          -
  Investment in Fuisz Technologies Ltd.                                  -        (77,479)
  Acquisition of product rights                                          -         (2,203)
  Repayment of executive stock purchase plan loans                       -            719
                                                                   ---------    ---------
                                                                    (117,711)     (84,244)
                                                                   ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital                                          104,093        2,985
  Repurchase of share capital                                            -        (30,593)
  Issuance of Convertible Subordinated Preferred Equivalent
    Debentures, net of financing costs (Note 3)                      288,500          -
  Interest paid on Convertible Subordinated Preferred Equivalent
    Debentures                                                       (10,688)         -
  Repurchase of U.S. Dollar Senior Notes                            (141,017)         -
  Reduction in other long-term debt                                  (11,432)        (667)
                                                                   ---------    ---------
                                                                     229,456      (28,275)
                                                                   ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS            (233)          76
                                                                   ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     170,616      (55,341)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       178,086       78,279
                                                                   ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           $ 348,702    $  22,938
                                                                   =========    =========

                                                                    EXHIBIT 99.1
                               BIOVAIL CORPORATION
            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        IN ACCORDANCE WITH CANADIAN GAAP
               (All dollar amounts are expressed in U.S. dollars)
                                   (Unaudited)

1.   INVESTMENT IN IPL ACQUIRECO 2000 LTD.

     On September 29, 2000, Biovail Corporation (the "Company") sold all of its interest in the special shares of Intelligent Polymers Limited ("IPL") to IPL Acquireco 2000 Ltd. ("Acquireco"), in exchange for non-voting common shares of Acquireco. In addition, the Company invested $141,500,000 in Class A shares of Acquireco. On the same date, Acquireco, as holder of the special shares of IPL, consummated the purchase of all the issued and outstanding common shares of IPL and thereby IPL became a wholly-owned subsidiary of Acquireco.

     The Company, as holder of all of the non-voting common shares of Acquireco, has the option, exercisable at its sole discretion, to purchase all of the voting common shares of Acquireco, at any time prior to October 1, 2002. If the option is exercised, the redemption price would be $1 per share plus 15% per annum prior to January 1, 2001, and $1 per share plus 35% per annum on or after January 1, 2001. At September 30, 2000, Acquireco had 6,500,000 voting common shares issued and outstanding.

2.   FUTURE INCOME TAXES

     Effective January 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by the Canadian Institute of Chartered Accountants. As permitted under the new rules, prior-year financial statements have not been restated. The cumulative effect of this change at January 1, 2000 was a decrease in opening retained earnings of $55,451,000, a decrease in goodwill of $36,524,000 and an increase in the future income tax liability of $18,927,000, reflecting the net liability which existed at that date for the difference between the accounting and tax value of the Company's assets and liabilities. For the nine months ended September 30, 2000, application of the new income tax rules increased net income by $16,389,000 reflecting the reduction of the difference between the accounting and tax values, the reduction in goodwill amortization and the recognition of losses incurred by the Company's subsidiary Biovail Technologies Ltd. during the period.


3.   CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

     On March 22, 2000, the Company issued $300 million of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities"). The Convertible Preferred Securities are unsecured and subordinated to all Senior Indebtedness, as defined, of the Company. The Convertible Preferred Securities are convertible at any time into common shares at $30.337(i) per common share and may be redeemed at the option of the Company beginning on March 31, 2003 at a redemption price of 104.725% declining each year as prescribed in the indenture agreement to 100% by March 31, 2010. The Company has a special right to redeem the Convertible Preferred Securities prior to March 31, 2003 at 106.75% if the trading price of the Company's stock equals or exceeds $45.505(i) per share on the NYSE for a specified period, subject to certain conditions. Interest is payable quarterly in arrears commencing June 30, 2000. Subject to certain conditions, the Company has the right to defer payment of interest on the Convertible Preferred Securities for up to 20 consecutive quarterly periods. Interest and principal are payable in cash or, at the option of the Company, from the proceeds on the sale of equity securities of the Company delivered to the trustee of the Convertible Preferred Securities.

     For purposes of accounting under Canadian GAAP, the Convertible Preferred Securities are presented within shareholders' equity and are comprised of the holder conversion option and the interest and principal component. The value ascribed to the option component of $43,506,000 has been determined using the residual method after calculating the component attributable to the present value of the required interest and principal repayments at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the Convertible

     Preferred Securities were issued. The present value of the interest and principal repayments amounted to $260,763,000 and is also shown as a component of shareholders' equity reflecting the option the Company has to pay the liability from the sale of equity securities. The present value will be accreted to the face value of the payments over the 25 year term of the indenture as a charge to income attributable to common shareholders.

     (i) Adjusted to give effect to the 2 for 1 stock split on October 10, 2000.